November 14, 2014

VIA EDGAR SYSTEM

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attention: Mr. Stephen Krikorian, Accounting Branch Chief

Mr. Ryan Rohn, Staff Accountant

Re:                             Datalink Corporation

Form 10-K for the Fiscal Year ended December 31, 2013

Filed March 17, 2014

File No.  000-29758

Dear Messrs. Krikorian and Rohn:

On behalf of Datalink Corporation (the “Company”), we are submitting this letter in response to the comments of the staff of the Securities and Exchange Commission contained in the letter dated November 3, 2014 to Gregory T. Barnum, the Company’s Chief Financial Officer.  For your convenience, we have repeated the comments set forth in the staff’s letter in bold print, and followed each comment with the Company’s response.

1. We note your disclosure on page 1, that your portfolio of solutions and services spans four practices: Consolidation and virtualization, Data storage and protection, Advanced network infrastructures, and Business continuity and disaster recovery solutions. Please tell us your consideration of reporting revenue for each of these four practices. In addition, we note in your earnings calls for the 4th quarter of 2013, 1st quarter of 2014, and the 2nd quarter of 2014, you identify your revenue mix by storage, networking and servers, software, tape, and service. For example, we note in the 4th quarter of 2013 earnings call, you state your revenue mix for the quarter was 36% storage, 18% networking and servers, 9% software, 1% tape and 36% service. Please clarify why your revenue mix is not discussed and disclosed in your filings. Refer to FASB ASC 280-10-50-40.

Response: We have considered whether to include quantified disclosure of revenues for each of our product and service offerings on the basis of similarity of products and services pursuant to ASC 280-10-50-40.  We refer to the description of our four business practices in the Business section of our annual report on Form 10-K for the fiscal year ended December 31, 2013 (our “Form 10-K”). However, we do not separately analyze revenues by these practices. The products and services we offer are delivered through a single, discrete operating model. Our go-to-market strategy incentivizes employees to sell and service a single, integrated solution to our customers, which generally includes products and services from multiple elements of our revenue mix.  We do not generally offer single products or services from one or more of the four business practices disclosed on page 1 of our Form 10-K.

Our Chief Financial Officer refers to the various elements of our revenue mix in our earnings calls for the purpose of helping investors understand the wide range of products and services we offer. Our multiple-element product and service offerings include hardware products, software products, professional services, and postcontract customer support. In consideration for ASC 280-10-50-40, we do identify our revenues by product or service line.  These product and service lines are combined to report the various components of our revenue mix noted in our earnings calls. Accordingly, in future filings, we will discuss and disclose revenues by revenue mix component.

Regulation S-X requires that revenue and cost of sales from the sales of products, services, and other products each be separately disclosed on the face of the income statement. Accordingly, we report revenues, costs of sales and gross margins attributed to products and services separately on the face of our financial statements. However, our operating expenses cannot be separated into each of these categories, as our employees and operations are aligned in a manner that facilitates the sale and service of single, integrated solutions, rather than by a single product or service offering. As a result, key decisions made by the Chief Operating Decision Maker and the senior management team regarding the allocation of company resources are not based on the performance of a single product or service offering.

Our Chief Operating Decision Maker is our highest ranking employee, President and Chief Executive Officer, Paul F. Lidsky. With input from the senior management team, Mr. Lidsky makes all key operating decisions, determines the allocation of the Company’s resources, and makes assessments of performance. No individual elsewhere in the company has the ability to override the Chief Executive Officer. Together with the senior management team, Mr. Lidsky reviews, on a regular basis, the performance and financial results of our single operating segment. The reports primarily used for this purpose include monthly profit and loss schedules which provide statistical information and financial data for a single operating unit. These reports separately disclose revenues, costs of sales, and gross margins attributed to products and services grouped in a manner similar to our revenue presentation in our Form 10-K, as required for compliance with Regulation S-X. In addition, they track revenue by component of our revenue mix. However, they do not track operating expenses or gross margins by revenue mix for the reasons discussed above. As a result, the SEC income statement presentation requirements alone do not result in separate business activities or operating segments as defined by ASC Topic 280.

2. Please tell us the nature of the common shares of non-vested stock that are reducing the number of shares used in the computation of basic net earnings per share for each period presented. Your current disclosures do not appear to explain these shares. In your response, provide us with the guidance that you cited to include this reduction in your basic net earnings per share calculation. In addition, explain in sufficient detail how you determined the amounts included for employee and non-employee director stock options and restricted stock that has not vested for each period presented in your calculation of shares used in the computation of diluted net earnings per share. Refer to FASB ASC 260.

Response: We will clearly state in future filings the nature of the common shares of non-vested stock that reduces the number of shares used in the computation of basic net earnings per share for each period presented. Basic net earnings per share is computed by dividing our net earnings by the weighted average number of shares outstanding. Pursuant to ASC 260, stock awards are included in the computation of basic net earnings per share only after the shares become vested. The number of weighted average common shares outstanding as of December 31, 2013, 2012 and 2011 included 3.7 million shares, 1.6 million shares and 2.1 million shares, respectively, which were unvested. We excluded these shares from the computation of basic net earnings per share.

Diluted net earnings per share is computed by dividing our net earnings by the weighted average number of common shares outstanding during the period plus the potentially dilutive impact of share-based awards outstanding at period end, consisting of the incremental shares assumed to be issued upon the exercise of stock options and the incremental shares assumed to be issued under performance share and restricted stock unit arrangements, except where the effect of including potential common shares would be anti-dilutive. The amount of shares included in the diluted share calculation for employee and non-employee director stock options is equal to the net of new shares potentially created by unvested in-the-money share awards, calculated by taking the number of weighted average awards in-the-money less the number of common shares we could purchase from the market with the option proceeds. The amount of shares included in the diluted share calculation for restricted stock that has not vested is equal to the dilutive effect of our restricted stock awards, excluding the anti-dilutive effect of certain grants.

With this letter, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or would like to discuss this, please call me at (952) 279-4816.

Sincerely,

Datalink Corporation

/s/ Gregory T. Barnum
Gregory T. Barnum
Vice President, Finance and Chief Financial Officer